March 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	UFood Restaurant Group, Inc. Registration Statement on Form S-1 File No. 333-158940

Ladies and Gentlemen:

Please be advised that, pursuant to Rule 477, UFood Restaurant Group, Inc. hereby requests that the above-captioned Registration Statement (the “Registration Statement”) be withdrawn. The Registration Statement is no longer accurate, and must be refiled.

If you have any additional questions or concerns, please contact our counsel, Richard Krantz of the firm of Robinson & Cole LLP; 1055 Washington Blvd.; Stamford, Connecticut; 203-452-7505; rkrantz@rc.com, or the undersigned.

Very truly yours,

/s/ Irma Norton

Chief Financial Officer

UFood Restaurant Group, Inc.

Cc: Richard Krantz